# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 05/25/2025
Amends the filing with accession number 0001193125-21-269981
Filed by CIK 0001021944
Persons authorized to receive notices and communications: Jason Norman Lee, 60B Orchard Road #06-18, The Atrium@Orchard, Singapore, Singapore (U0), 238891, 65 6828 6828

## Reporting persons
- Temasek Holdings (Private) Limited (CIK 0001021944): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 29,248,151; sole dispositive power 0; shared dispositive power 29,248,151; aggregate amount beneficially owned 29,248,151 (9.4% of the class)
  Comment: The calculation in line 13 is based on 310,168,075 shares of Class A Common Stock, outstanding as of April 25, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended February 28, 2025 filed with the Securities and Exchange Commission on April 29, 2025.
- Temasek Capital (Private) Limited (CIK 0001434866): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,248,151; sole dispositive power 0; shared dispositive power 29,248,151; aggregate amount beneficially owned 29,248,151 (9.4% of the class)
  Comment: The calculation in line 13 is based on 310,168,075 shares of Class A Common Stock, outstanding as of April 25, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended February 28, 2025 filed with the Securities and Exchange Commission on April 29, 2025.
- Seletar Investments Pte. Ltd. (CIK 0001434867): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,248,151; sole dispositive power 0; shared dispositive power 29,248,151; aggregate amount beneficially owned 29,248,151 (9.4% of the class)
  Comment: The calculation in line 13 is based on 310,168,075 shares of Class A Common Stock, outstanding as of April 25, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended February 28, 2025 filed with the Securities and Exchange Commission on April 29, 2025.
- Aranda Investments Pte. Ltd. (CIK 0001666144): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,248,151; sole dispositive power 0; shared dispositive power 29,248,151; aggregate amount beneficially owned 29,248,151 (9.4% of the class)
  Comment: The calculation in line 13 is based on 310,168,075 shares of Class A Common Stock, outstanding as of April 25, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended February 28, 2025 filed with the Securities and Exchange Commission on April 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on September 10, 2021 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of E2open Parent Holdings, Inc., a Delaware corporation (the "Issuer").

Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On May 25, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with WiseTech Global Limited, an Australian public company limited by shares ("Parent"), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned Subsidiary of Parent ("Company Merger Sub"), Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent ("Holdings Merger Sub"), the Issuer and E2Open Holdings, LLC, a Delaware limited liability company ("Holdings").

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Holdings Merger Sub will be merged with and into Holdings, with Holdings being the surviving company, collectively owned, directly or indirectly, by Parent (the "Holdings Merger"), (ii) immediately following consummation of the Holdings Merger, Company Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving company and a wholly-owned subsidiary of Parent (the "Company Merger", and together with the Holdings Merger, the "Mergers").

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type.

Following the execution of the Merger Agreement, Aranda Investments and certain other stockholders of the Issuer executed and delivered to the Issuer a written consent (the "Written Consent") approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Mergers. As a result of the execution and delivery of the Written Consent, the holders of at least a majority of the outstanding shares of Class A Common Stock and Class V Common Stock (voting as a single class) thereon have adopted and approved the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit 99.2 to this Amendment No. 1 and is hereby incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The ownership percentages set forth below are based on 310,168,075 shares of Class A Common Stock, outstanding as of April 25, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended February 28, 2025 filed with the Securities and Exchange Commission on April 29, 2025.

Of this amount, 29,248,151 shares were held by Aranda Investments, or approximately 9.4 percent of the Issuer's total outstanding Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Aranda Investments is a direct wholly-owned subsidiary of Seletar Investments. Seletar Investments is a direct wholly-owned subsidiary of Temasek Capital, which in turn is a direct wholly-owned subsidiary of Temasek. Seletar Investments, Temasek Capital and Temasek may therefore be deemed to have or share beneficial ownership of the 29,248,151 shares of Class A Common Stock held by Aranda Investments.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

None of the Reporting Persons has engaged in any transaction in any shares of Class A Common Stock during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in any shares of Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by the Reporting Persons with the SEC on September 10, 2021).

99.2 Agreement and Plan of Merger, dated as of May 25, 2025, by and among WiseTech Global Limited, Emerald Parent Merger Sub Corp., Emerald Holdings Merger Sub LLC, E2Open Parent Holdings, Inc. and E2Open Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer reporting events that occurred on May 25, 2025).

99.3 Schedule A

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee/Authorized Signatory (05/27/2025)
- Temasek Capital (Private) Limited: /s/ Gregory Tan, Gregory Tan/Director (05/27/2025)
- Seletar Investments Pte. Ltd.: /s/ Han Sack Teng, Han Sack Teng/Director (05/27/2025)
- Aranda Investments Pte. Ltd.: /s/ Poy Weng Chuen, Poy Weng Chuen/Director (05/27/2025)